25 July 2024

RESULTS FOR THE SIX MONTHS TO 30 JUNE 2024

RELX, the global provider of information-based analytics and decision tools, reports results for the first half of 2024 and reaffirms the full year outlook.

First half highlights

➢	Revenue £4,641m (£4,499m), underlying growth +7%
➢	Adjusted operating profit £1,583m (£1,486m), underlying growth +10%
➢	Adjusted EPS 59.5p (56.2p), constant currency growth +10%
➢	Reported operating profit £1,431m (£1,308m)
➢	Reported EPS 52.6p (46.0p)
➢	Interim dividend 18.2p (17.0p) +7%
➢	Net debt/EBITDA 2.0x; adjusted cash flow conversion 95%
➢	Completed two acquisitions for a total consideration of £61m
➢	Completed £700m of the previously announced £1,000m share buyback

Full year outlook

➢	We continue to see positive momentum across the group, and we expect another year of strong underlying growth in revenue and adjusted operating profit, as well as strong growth in adjusted earnings per share on a constant currency basis.

Chief Executive Officer, Erik Engstrom, commented:

“RELX delivered strong revenue and profit growth in the first half of 2024. Our improving long-term growth trajectory continues to be driven by the ongoing shift in business mix towards higher growth analytics and decision tools that deliver enhanced value to our customers across market segments.”

“We develop and deploy these tools across the company by leveraging deep customer understanding to combine leading content and data sets with powerful artificial intelligence and other technologies. This has been a key driver of the evolution of our business for well over a decade, and will remain a key driver of customer value and growth in our business for many years to come.”

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

Operating and financial review

Revenue £4,641m (£4,499m); underlying growth +7%: Electronic revenue, representing 84% of the total, also grew +7%, with the strong growth in face-to-face activity offsetting the print decline.

Adjusted operating profit £1,583m (£1,486m); underlying growth +10%: Our strategy of driving continuous process innovation to manage cost growth below revenue growth led to an improvement in the group adjusted operating margin to 34.1% (33.0%).

Reported operating profit £1,431m (£1,308m): Reported operating profit includes amortisation of acquired intangible assets of £131m (£143m).

Adjusted profit before tax £1,450m (£1,350m): The adjusted net interest expense was £133m (£136m). The average interest rate on gross debt was 4.1% (4.2%).

Reported profit before tax £1,295m (£1,137m).

Tax: The adjusted tax charge was £334m (£284m). The adjusted effective tax rate was 23.0% (21.0%), with the prior period benefitting from non-recurring tax credits. The reported tax charge was £309m (£264m).

Adjusted EPS 59.5p (56.2p); constant currency growth +10%.

Reported EPS 52.6p (46.0p).

Dividend: We are declaring an interim dividend of 18.2p (17.0p), an increase of +7%. The interim dividend will be paid on 5 September 2024, with an ex-dividend date of 1 August 2024 and a record date of 2 August 2024. Shareholders on the Register of Members or holding shares in CREST will automatically receive their dividends in Pounds Sterling (but may elect to receive their dividends in Euro). Shareholders who hold shares through Euroclear Nederland will automatically receive their dividend in Euro (but may elect to receive their dividend in Pounds Sterling). The closing date for currency elections is 16 August 2024 (by 5pm London time). Dividend Reinvestment Plans are available for shares trading on the London Stock Exchange and Euronext Amsterdam. The closing date for elections in relation to participation in the Company’s Dividend Reinvestment Plans is also 16 August 2024 (by 5pm London time).

Portfolio development: In the first half of 2024 we completed two small acquisitions, for a total consideration of £61m, and three small disposals for a total consideration of £52m.

Net debt/EBITDA 2.0x (2.2x): Net debt at 30 June 2024 was £6,973m (£6,883m). Adjusted cash flow conversion was 95% (95%).

Share buybacks: Of the previously announced £1,000m share buyback, £700m was completed in the first half. A further £50m has been completed since 1 July, and the remaining £250m will be deployed before the end of the year.

Corporate responsibility and ESG recognition: RELX currently has an AAA MSCI ESG rating which it has held for nine consecutive years, is ranked second in our sector by Sustainalytics, and has been a constituent of the Bloomberg Gender Equality Index for six consecutive years.

RELX FINANCIAL SUMMARY

	Six months ended 30 June
Adjusted figures	2023 £m	2024 £m	Change	Change at constant currency	Change underlying
Revenue	4,499	4,641	+3%	+7%	+7%
EBITDA	1,736	1,841
Operating profit	1,486	1,583	+7%	+10%	+10%
Operating margin	33.0%	34.1%
Net interest expense	(136)	(133)
Profit before tax	1,350	1,450
Tax charge	(284)	(334)
Net profit attributable to shareholders	1,067	1,115
Cash flow	1,408	1,498
Cash flow conversion	95%	95%
Earnings per share	56.2p	59.5p	+6%	+10%

Dividend	2023	2024	Change
Ordinary dividend per share	17.0p	18.2p	+7%

Reported figures	2023 £m	2024 £m	Change
Revenue	4,499	4,641	+3%
Operating profit	1,308	1,431	+9%
Profit before tax	1,137	1,295
Net profit attributable to shareholders	874	985
Net margin	19.4%	21.2%
Net debt	6,883	6,973
Earnings per share	46.0p	52.6p	+14%

RELX uses adjusted figures as additional performance measures. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. Underlying growth rates are calculated at constant currency, excluding the results of acquisitions until twelve months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude exhibition cycling, and timing effects. Constant currency growth rates are based on 2023 full-year average and hedge exchange rates.

Disclaimer regarding forward-looking statements

This announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to risks and uncertainties that could cause actual results or outcomes of RELX PLC (together with its subsidiaries, “RELX”, “we” or “our”) to differ materially from those expressed in any forward-looking statement. We consider any statements that are not historical facts to be “forward-looking statements”. The terms “outlook”, “estimate”, “forecast”, “project”, “plan”, “intend”, “expect”, “should”, “could”, “will”, “believe”, “trends” and similar expressions may indicate a forward-looking statement. Important factors that could cause actual results or outcomes to differ materially from estimates or forecasts contained in the forward-looking statements include, among others: regulatory and other changes regarding the collection or use of personal data; changes in law and legal interpretation affecting our intellectual property rights and internet communications; current and future geopolitical, economic and market conditions; changes in the payment model for our scientific, technical and medical research products; competitive factors in the industries in which we operate and demand for our products and services; our inability to realise the future anticipated benefits of acquisitions; compromises of our cybersecurity systems or other unauthorised access to our databases; changes in economic cycles, communicable disease epidemics or pandemics, severe weather events, natural disasters and terrorism; failure of third parties to whom we have outsourced business activities; significant failure or interruption of our systems; our inability to retain high-quality employees and management; changes in tax laws and uncertainty in their application; exchange rate fluctuations; adverse market conditions or downgrades to the credit ratings of our debt; changes in the market values of defined benefit pension scheme assets and in the market related assumptions used to value scheme liabilities; breaches of generally accepted ethical business standards or applicable laws; and other risks referenced from time to time in the filings of RELX PLC with the US Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Except as may be required by law, we undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

Notes for Editors

About RELX

RELX is a global provider of information-based analytics and decision tools for professional and business customers. RELX serves customers in more than 180 countries and has offices in about 40 countries. It employs more than 36,000 people over 40% of whom are in North America.

The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York stock exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX. The market capitalisation is approximately £65bn/€77bn/$84bn.

RELX PLC

1-3 Strand

London WC2N 5JR

United Kingdom

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